UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). ERNEST
                       ARMSTRONG
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                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions) (a)
                       (b)
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                 3.    SEC Use Only
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                 4.    Source of Funds (See Instructions) OO
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                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
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                 6.    Citizenship or Place of Organization        U.S.
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Number of        7.        Sole Voting Power     115,005
                                               ------------
Shares

Beneficially     8.        Shared Voting Power  1,911,609
                                                -----------
Owned by

Each             9.        Sole Dispositive Power    115,005
                                                   ----------
Reporting

Person           10.       Shared Dispositive Power   1,911,609
                                                     -------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person   2,026,614
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row (11) 8.2%
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                 14.    Type of Reporting Person (See Instructions) IN
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ITEM 1.  SECURITY AND ISSUER
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This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                  Ernest Armstrong
(b) Business Address:                      2445 McCabe Way, Suite 150,
                                           Irvine, CA 92614
(c) Present Principal Occupation:          Vice President of the Issuer.
(d) Disclosure of Criminal Proceedings:    none
(e) Disclosure of Civil Proceedings:       none
(f) Citizenship:                           U.S.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

On May 2, 2005, Mr. Armstrong purchased 150 shares of the Issuer's common stock for $0.59 per share and on May 3, 2005, purchased 150 shares of the Issuer's common stock at $0.60. per share, using his personal funds. On May 2, 2005, Gene Pharmaceuticals, LLC transferred 217,969 shares of the Issuer's common stock that it owned to Ernest T. and Alicia P. Armstrong as partial repayment of loans made by Mr. Armstrong to Gene Pharmaceuticals; per an agreement dated April 22, 2005, the shares were valued at $0.65 per share. On May 2, 2005, the Armstrongs transferred 65,391 shares to an unrelated third party in a privately negotiated transaction; these shares were valued at $0.65 per share pursuant to the terms of their agreement dated April 22, 2005. Mr. Armstrong is the managing member of Gene Pharmaceuticals, and is an officer and director of the Issuer. This transaction results in Mr. Armstrong owning 115,005 shares of the Issuer's common stock directly and personally, 152,578 shares jointly with Ms. Armstrong, and having control of 1,759,031 shares as managing member and majority owner of Gene Pharmaceuticals, LLC.

ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

On May 2, 2005, Mr. Armstrong purchased 150 shares of the Issuer's common stock for $0.59 per share and on May 3, 2005, purchased 150 shares of the Issuer's common stock at $0.60. per share, using his personal funds and to express his personal commitment to the Issuer. On May 2, 2005, Gene Pharmaceuticals, LLC transferred 217,969 shares of the Issuer's common stock that it owned to Ernest
T. and Alicia P. Armstrong as partial repayment of loans made by Mr. Armstrong to Gene Pharmaceuticals; per an agreement dated April 22, 2005, the shares were valued at $0.65 per share. On May 2, 2005, the Armstrongs transferred 65,391 shares to an unrelated third party in a privately negotiated transaction; these shares were valued at $0.65 per share pursuant to the terms of their agreement dated April 22, 2005. Mr. Armstrong is the managing member of Gene Pharmaceuticals, and is an officer and director of the Issuer. These transactions result in Mr. Armstrong owning 115,005 shares of the Issuer's common stock directly and personally, 152,578 shares jointly with Ms. Armstrong, and having control of 1,759,031 shares as managing member and majority owner of Gene Pharmaceuticals, LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Armstrong beneficially owns a total of 2,026,614 shares or 8.2% of the Issuer's common stock as follows:

(a) Ernest Armstrong, an officer and director of the Issuer, owns 115,005 shares individually, which comprises 0.5% of the Issuer's outstanding common stock, 152,578 shares of the Issuer's common stock jointly with Ms. Armstrong, which comprises 0.6% of the Issuer's outstanding common stock, and 1,759,031 shares as managing member of Gene Pharmaceuticals, LLC. Gene Pharmaceuticals, LLC directly owns 1,759,031 shares of the Issuer's common stock which comprises 7.1% of the Issuer's total issued and outstanding shares.

(b) Ernest Armstrong has sole voting and dispostive power as to the 115,005 shares he owns individually, shared voting and dispositive power as to the 152,578 shares owned with Ms. Armstrong, and sole voting and dispositive power as to the 1,759,031 shares which he controls as managing member and majority owner of Gene Pharmaceuticals, LLC.

(c) On May 2, 2005, Mr. Armstrong purchased 150 shares of the Issuer's common stock for $0.59 per share and on May 3, 2005, purchased 150 shares of the Issuer's common stock at $0.60 per share, using his personal funds and to express his personal commitment to the Issuer. On May 2, 2005, Gene Pharmaceuticals, LLC transferred 217,969 shares of the Issuer's common stock that it owned to Ernest T. and Alicia P. Armstrong as partial repayment of loans made by Mr. Armstrong to Gene Pharmaceuticals; per an agreement dated April 22, 2005, the shares were valued at $0.65 per share. On May 2, 2005, the Armstrongs transferred 65,391 shares to an unrelated third party in a privately negotiated transaction; these shares were valued at $0.65 per share pursuant to the terms of their agreement dated April 22, 2005. Mr. Armstrong is the managing member of Gene Pharmaceuticals, and is an officer and director of the Issuer. These transactions result in Mr. Armstrong owning 115,005 shares of the Issuer's common stock directly and personally, 152,578 shares jointly with Ms. Armstrong, and having control of 1,759,031 shares as managing member and majority owner of Gene Pharmaceuticals, LLC.

(d) Not Applicable.

(e) Not Applicable.


ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
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None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 3, 2005


Date




/s/ Ernest Armstrong
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Ernest Armstrong


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)